Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades reports second quarter results

Kingsey Falls, Québec, August 5, 2008 — Cascades Inc. (“Cascades”) (CAS on the Toronto stock exchange) reports a net loss excluding specific items(1) of $11 million ($0.11 per share) compared to net earnings of $7 million ($0.07 per share) for the same quarter in 2007. When including specific items(1), the net loss for the second quarter of 2008 amounted to $25 million ($0.25 per share) compared to net earnings of $45 million ($0.45 per share) for the same period in 2007.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q2/2008	Q2/2007	Q1/2008

Sales	999	1,008	959
Operating income before depreciation and amortization (OIBD) (1)	61	81	45
Operating income (loss) from continuing operations	8	30	(6)
Net earnings (loss)	(25)	45	(4)
per common share	$(0.25)	$0.45	$(0.04)
Cash flow from operations (adjusted) from continuing operations (1)	36	46	17
per common share (1)	$0.37	$0.46	$0.17

Excluding specific items (1)
Operating income before depreciation and amortization (OIBD)	63	87	59
Operating income from continuing operations	10	36	8
Net earnings (loss)	(11)	7	(9)
per common share	$(0.11)	$0.07	$(0.09)
Cash flow from operations (adjusted) from continuing operations	42	48	26
per common share	$0.43	$0.48	$0.26

Note 1 - see the supplemental information on non-GAAP measures note.

Additional highlights

•                  Decrease in profitability compared to last year largely explained by the fact selling price increases and cost cutting measures were not sufficient to offset cost inflation experienced since the beginning of the year and the stronger Canadian dollar;

•                  Stable operating profits compared to Q1 2008 due to:

•                  Increased selling prices and higher shipments of converted products;

•                  Improved results in tissue and specialty products more than offsetting significantly lower profitability in boxboard;

•                  Net income negatively impacted by the non cash net variation of $13 million in the fair market value of hedging instruments on our US$ denominated debt;

•                  Norampac management acting proactively to implement major restructuring and cost-cutting measures in the North American boxboard and folding carton operations:

•                  Indefinite closure of the Toronto coated recycled boxboard mill, effective at the latest by mid-September;

•                  Headcount reduction of more than 200 people by the end of 2008; and

•                  Cascades named amongst the best 50 corporate citizens in Canada by Corporate Knights magazine for the second year in a row.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “The business environment during the second quarter deteriorated significantly in comparison to the same period last year. Aggressive cost-cutting and restructuring throughout our business groups together with increased selling prices were not sufficient to offset the negative impact of sharply higher costs and difficult market conditions in our boxboard operations. On a positive note we were encouraged by the second quarter improvement of the tissue group as well as improving demand observed late in the quarter in most of our business sectors. Moreover, during the quarter Norampac moved quickly to initiate action plans aimed at returning the boxboard group to higher profitability before the end of the year.”

Three-month period ended June 30, 2008

In comparison with the same period last year, sales remained relatively flat reflecting generally higher prices offset by lower shipments and the impact of the appreciation of the CAN$.

Operating income from continuing operations amounted to $8 million compared to $30 million achieved for the same period last year. When excluding specific items, operating income from continuing operations amounted to $10 million in comparison to $36 million for the same quarter in 2007. Specific items include $7 million of unrealized gain on financial instruments, $5 million of closure and restructuring costs, $3 million of impairment loss on property, plant and equipment and a $1 million inventory adjustment resulting from a business acquisition. The net loss for the quarter includes a pre-tax $15 million foreign exchange loss on U.S. denominated debt ($0.13 per share after-tax); The $0.45 net earnings per share for the second quarter of 2007 mainly included a foreign exchange gain on long-term debt of $0.21 per share as well as a $0.15 per share gain reflecting the dilution of an equity investment in Boralex (BLX on the Toronto stock exchange).

Six-month period ended June 30, 2008

Sales decreased 2.5% during the first half of 2008 amounting to $1.96 billion in comparison to the $2 billion achieved last year.

Operating income from continued operations amounted to $2 million compared to $87 million achieved for the same period last year. Operating income from continuing operations excluding specific items amounted to $18 million. This amount compares to $69 million achieved in the first half of 2007. Specific items mainly include $13 million of closure and restructuring costs, $3 million of impairment loss on property, plant and equipment, a $7 million loss resulting from the transaction with Reno de Medici S.p.A. and a $7 million unrealized gain on financial instruments.

Near term outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “Notwithstanding the general economic uncertainty, the gradual implementation of previously announced price increases combined with the seasonal pick up in demand allow us to be cautiously optimistic for the third quarter. The successful turnaround of our North American boxboard operations is key to improved future profitability and continues to be our top priority. The management team at Norampac has a solid track record when it comes to restructuring and we have every confidence that they will deliver on this important objective. However, if improved results can not be achieved rapidly through restructuring, other strategic alternatives will be considered.”

Dividend on Common Shares and normal course issuer bid

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid September 19, 2008 to shareholders of record at the close of business on September 5, 2008. This dividend paid by Cascades is an “eligible dividend” as per the proposed changes to the Income Tax Act (Bill C-28, Canada). In addition, in the first six months of the year, in accordance with its normal course issuer bid, Cascades has purchased for cancellation 336,500 common shares at an average price of $7.68 per share representing an aggregate amount of approximately $2.6 million.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items:

(in millions of Canadian dollars)	Q2/2008	Q2/2007	Q1/2008

Net earnings (loss)	(25)	45	(4)
Net earnings (loss) from discontinued operations	1	—	(19)
Non-controlling interest	—	—	1
Share of results of significantly influenced companies	—	(17)	(4)
Provision for (recovery of) income taxes	(9)	1	(9)
Foreign exchange loss (gain) on long-term debt	15	(25)	5
Interest expense	26	26	24

Operating income (loss)	8	30	(6)
Specific items :
Inventory adjustment resulting from business acquisition	1	—	1
Loss (gain) on disposals and other	—	1	5
Impairment loss on property, plant and equipment	3	1	—
Closure and restructuring costs	5	—	8
Unrealized loss (gain) on financial instruments	(7)	4	—
	2	6	14

Operating income - excluding specific items	10	36	8

Depreciation and amortization	53	51	51

Operating income before depreciation and amortization - excluding specific items	63	87	59

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share (1)
(in millions of Canadian dollars, except amounts per share)	Q2/2008	Q2/2007	Q1/2008	Q2/2008	Q2/2007	Q1/2008

As per GAAP	(25)	45	(4)	$(0.25)	$0.45	$(0.04)
Specific items :
Inventory adjustment resulting from business acquisition	1	—	1	$—	$—	$0.01
Loss (gain) on disposals and other	—	1	5	$—	$—	$0.05
Impairment loss on property, plant and equipment	3	1	—	$0.02	$0.01	$—
Closure and restructuring costs	5	—	8	$0.04	$—	$0.05
Unrealized loss (gain) on financial instruments	(7)	4	—	$(0.06)	$0.03	$—
Gain on financial derivative instruments	—	—	—	$—	$—	$—
Foreign exchange loss (gain) on long-term debt	15	(25)	5	$0.13	$(0.21)	$0.04
Share of results of significantly influenced companies	—	(15)	—	$—	$(0.15)	$—
Loss (gain) Included in discontinued operations	1	(4)	(24)	$0.01	$(0.03)	$(0.20)
Adjustment of statutory tax rate	—	(3)	—	$—	$(0.03)	$—
Tax effect on specific items	(4)	3	—
	14	(38)	(5)	$0.14	$(0.38)	$(0.05)

Excluding specific items	(11)	7	(9)	$(0.11)	$0.07	$(0.09)

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q2/2008	Q2/2007	Q1/2008	Q2/2008	Q2/2007	Q1/2008

Cash flow provided by (used for) operating activities	48	1	(31)
Changes in non-cash working capital components	(12)	45	48
Cash flow (adjusted) from operations	36	46	17	$0.37	$0.46	$0.17
Specific items :
Inventory adjustment resulting from business acquisition	1	—	1	$0.01	—	$0.01
Loss (gain) on disposals and other	—	2	—	—	$0.02	—
Closure and restructuring costs, net of current income tax	5	—	8	$0.05	—	$0.08

Excluding specific items	42	48	26	$0.43	$0.48	$0.26

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 14,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Consolidated Balance Sheets (in millions of Canadian dollars)

	As at June 30,	As at December 31,
	2008	2007
	(unaudited)
Assets
Current assets
Cash and cash equivalents	21	25
Accounts receivable	685	624
Inventories	548	555
	1,254	1,204
Property, plant and equipment	1,939	1,886
Intangible assets	127	130
Other assets	261	237
Goodwill	316	312
	3,897	3,769

Liabilities and Shareholders’ Equity

Current liabilities
Bank loans and advances	70	47
Accounts payable and accrued liabilities	593	572
Current portion of long-term debt	9	4
	672	623
Long-term debt	1,662	1,570
Other liabilities	352	377
	2,686	2,570

Shareholders’ Equity
Capital stock	516	517
Retained earnings	690	725
Accumulated other comprehensive income (loss)	5	(43)
	1,211	1,199
	3,897	3,769

Consolidated Statements of Earnings (Loss) (in millions of Canadian dollars, except per share amounts) (unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007

Sales	999	1,008	1,958	2,008
Cost of sales and expenses
Cost of sales	843	821	1,648	1,642
Depreciation and amortization	53	51	104	104
Selling and administrative expenses	94	101	191	203
Losses (gains) on disposal	—	1	5	(24)
Impairment and other restructuring costs	8	1	16	3
Loss (gain) on financial instruments	(7)	3	(8)	(7)
	991	978	1,956	1,921
Operating income from continuing operations	8	30	2	87

Interest expense	26	26	50	52
Foreign exchange loss (gain) on long-term debt	15	(25)	20	(29)
	(33)	29	(68)	64
Provision for (recovery of) income taxes	(9)	1	(18)	15
Share of results of significantly influenced companies and dilution gain	—	(17)	(4)	(21)
Non-controlling interest	—	—	1	1
Net earnings (loss) from continuing operations	(24)	45	(47)	69
Net earnings (loss) from discontinued operations	(1)	—	18	(2)
Net earnings (loss) for the period	(25)	45	(29)	67
Basic and diluted net earnings (loss) from continuing operations per common share	$(0.24)	$0.45	$(0.47)	$0.69
Basic and diluted net earnings (loss) per common share	$(0.25)	$0.45	$(0.29)	$0.67
Weighted average number of common shares outstanding	98,851,585	99,291,649	98,946,693	99,379,774

Consolidated Statements of Shareholders’ Equity (in millions of Canadian dollars) (unaudited)

	For the 6-month period ended June 30, 2008
	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity

Balance - Beginning of period	517	725	(43)	1,199
Cumulative impact of accounting changes	—	3	—	3
Restated balance - Beginning of period	517	728	(43)	1,202
Comprehensive income:
Net loss for the period	—	(29)	—	(29)
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	43	43
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	—	—	(2)	(2)
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	—	—	7	7
Comprehensive income for the period				19

Dividends	—	(8)	—	(8)
Redemption of common shares	(1)	(1)	—	(2)
Balance - End of period	516	690	5	1,211

	For the 6-month period ended June 30, 2007
	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity

Balance - Beginning of period	517	649	(8)	1,158
Comprehensive income:
Net earnings for the period	—	67	—	67
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	(39)	(39)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	—	—	3	3
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	—	—	1	1
Comprehensive income for the period				32

Dividends	—	(8)	—	(8)
Adjustment related to stock options	2	—	—	2
Redemption of common shares	(2)	(2)	—	(4)
Balance - End of period	517	706	(43)	1,180

Consolidated Statements of Cash Flows (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (loss) from continuing operations	(24)	45	(47)	69
Adjustments for:
Depreciation and amortization	53	51	104	104
Losses (gains) on disposal	—	(1)	5	(26)
Impairment and other restructuring costs	3	1	3	1
Unrealized loss (gain) on financial instruments	(7)	4	(7)	(3)
Foreign exchange loss (gain) on long-term debt	15	(25)	20	(29)
Future income taxes	(13)	(7)	(33)	(3)
Share of results of significantly influenced companies and dilution gain	—	(17)	(4)	(21)
Non-controlling interest	—	—	1	1
Others	(6)	(5)	(4)	(6)
Early settlement of natural gas contracts	15	—	15	—
	36	46	53	87
Change in non-cash working capital components	12	(45)	(36)	(123)
	48	1	17	(36)
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(42)	(33)	(83)	(64)
Proceed from disposal of property, plant and equipment	5	7	5	7
Increase in other assets	3	1	2	—
Cash of a joint venture	—	—	6	—
Business disposal, net of cash disposed	—	—	—	37
	(34)	(25)	(70)	(20)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	(20)	6	(5)	15
Change in revolving credit facilities	11	23	22	67
Payments of other long-term debt	(5)	(1)	(6)	(4)
Net proceeds from issuance of common shares	—	1	—	1
Redemption of common shares	—	(1)	(2)	(4)
Dividends	(4)	(4)	(8)	(8)
	(18)	24	1	67
Change in cash and cash equivalents during the period from continuing operations
	(4)	—	(52)	11
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal
	8	(8)	43	(19)
Net change in cash and cash equivalents during the period	4	(8)	(9)	(8)
Translation adjustments on cash and cash equivalents	(1)	(6)	5	(7)
Cash and cash equivalents - Beginning of period	18	33	25	34

Cash and cash equivalents - End of period	21	19	21	19

Selected Segmented Information (in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007

Sales
Packaging products
Boxboard
Manufacturing	184	206	379	407
Converting	170	177	328	346
Eliminations and others	(23)	(31)	(47)	(57)
	331	352	660	696
Containerboard
Manufacturing	150	152	304	306
Converting	246	256	473	495
Eliminations and others	(95)	(101)	(185)	(200)
	301	307	592	601
Specialty products
Manufacturing	76	81	152	167
Converting	67	58	130	117
Recovery, deinked pulp and eliminations	75	72	145	142
	218	211	427	426

Eliminations	(25)	(29)	(53)	(56)
	825	841	1,626	1,667
Tissue papers
Manufacturing and converting	184	180	354	366

Eliminations	(10)	(13)	(22)	(25)
Consolidated total	999	1,008	1,958	2,008

Selected Segmented Information (in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007
Operating income (loss) before depreciation and amortization from continuing operations

Packaging products
Boxboard
Manufacturing	(10)	(1)	(16)	(5)
Converting	12	13	24	51
Others	(3)	—	(10)	(1)
	(1)	12	(2)	45
Containerboard
Manufacturing	10	14	27	35
Converting	17	20	31	35
Others	—	3	3	6
	27	37	61	76

Specialty products
Manufacturing	—	(1)	(1)	3
Converting	8	5	13	12
Recovery, deinked pulp and others	6	7	11	14
	14	11	23	29

	40	60	82	150
Tissue papers
Manufacturing and converting	14	16	26	35

Corporate	7	5	(2)	6
Operating income before depreciation and amortization from continuing operations	61	81	106	191

Depreciation and amortization
Boxboard	(19)	(16)	(35)	(33)
Containerboard	(16)	(16)	(32)	(32)
Specialty products	(8)	(8)	(16)	(16)
Tissue papers	(8)	(9)	(16)	(18)
Corporate and eliminations	(2)	(2)	(5)	(5)
	(53)	(51)	(104)	(104)

Operating income from continuing operations	8	30	2	87

Selected Segmented Information (in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007

Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	3	4	7	7
Converting	7	9	16	18
	10	13	23	25
Containerboard
Manufacturing	2	4	4	5
Converting	7	1	11	4
	9	5	15	9
Specialty products
Manufacturing	2	2	3	5
Converting	2	2	3	4
Recovery, deinked pulp and others	9	—	10	1
	13	4	16	10

	32	22	54	44
Tissue papers
Manufacturing and converting	8	9	18	19

Corporate	2	2	4	4
Consolidated total	42	33	76	67

Purchases of property, plant and equipment included in accounts payable
Beginning of period	10	13	17	10
End of period	(10)	(13)	(10)	(13)
Total investing activities	42	33	83	64

Additional information (in millions of Canadian dollars, except shipments and share information)
(unaudited)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
		2008	2007	2008	2007

Common shares - Toronto Stock Exchange
	High	$8.45	$13.05	$8.90	$15.80
	Low	$6.59	$11.00	$6.59	$11.00
	Volume	8,226,000	20,318,000	15,646,000	39,764,000
Shipments of manufacturing and converting products (in thousands of short tons)

Packaging products
Boxboard		277	313	569	614
Containerboard		342	366	690	717
Specialty products		115	114	231	229
Tissue papers		116	112	228	221

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian generally accepted accounting principles (“GAAP”). The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconcilied below to operating income (loss) and to operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007

Net earnings (loss) for the period	(25)	45	(29)	67
Net earnings (loss) from discontinued operations	1	—	(18)	2
Non-controlling interest	—	—	1	1
Share of results of significantly influenced companies and dilution gain	—	(17)	(4)	(21)
Provision for (recovery of) income taxes	(9)	1	(18)	15
Foreign exchange loss (gain) on long-term debt	15	(25)	20	(29)
Interest expense	26	26	50	52

Operating income from continuing operations	8	30	2	87

Depreciation and amortization	53	51	104	104

Operating income before depreciation and amortization	61	81	106	191

-30-

For further information:		Source:

MEDIA		Mr. Christian Dubé
Mr. Hubert Bolduc		Vice-President and Chief Financial Officer
Vice-President, Communications
and Public Affairs
(514) 912-3790

INVESTORS
Mr. Didier Filion, M.Sc, CFA
Director, Investor relations
(514) 282-2697